SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.

CIK: 1574085

NAME OF PERSON RELYING ON EXEMPTION: Brancous LP1

ADDRESS OF PERSON RELYING ON EXEMPTION: 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

• Letter to Shareholders dated October 22, 2024

Brancous LP1

October 22, 2024

Fellow Shareholders,

As you know, we’ve been vocal about our concerns regarding Braemar Hotels & Resorts (BHR) and the continued mismanagement under Monty Bennett. Now, with new developments, it’s clear that immediate action is needed at the upcoming shareholder meeting. We urge you to carefully consider the facts and vote to remove Monty Bennett and the entire board.

Recently, UNITE HERE Local 11, a union representing hotel workers, filed a lawsuit that claims BHR, along with Ashford Hospitality Trust (AHT), may be in violation of federal tax laws. The lawsuit alleges that by allowing Remington Hospitality, an Ashford-controlled entity, to directly operate BHR’s hotels, the company may be receiving impermissible tenant income, which could jeopardize its REIT status. This lawsuit poses a major financial risk to BHR, and if the allegations prove true, it could result in significant tax penalties and the potential loss of REIT classification.

But let’s take a step back. How did we get here? Who approved the arrangements that now threaten our investment? The answer: the same independent board members who have presided over years of declining shareholder value while approving deals that benefit Monty Bennett and Ashford more than the shareholders they are supposed to serve.

One name stands out: Stefani Carter, the Lead Independent Director of BHR. Ms. Carter has been on the board through a period in which the company has experienced an 85% decline in share value. How can we trust the leadership of a director who has been at the helm while shareholder value has been destroyed over the years? Her continued presence is emblematic of a board that has failed to act in the best interest of shareholders.

But the problem doesn’t stop with her. The entire board has approved disastrous decisions that have resulted in shareholder losses while enriching Ashford and Monty Bennett. Consider the following:

•The $2.9 million Openkey investment: BHR invested heavily in Openkey, valuing the company at over $30 million. That investment has since lost half of its value, and yet no board member has been held accountable for this failure. Who on the board had the expertise to greenlight such a risky venture? This should be a serious red flag for every shareholder.

Brancous LP1

Even more concerning is that these disastrous results have not deterred the board. They have approved a loan facility of up to $5 million to keep funding this failed venture. Openkey has already drawn over $250,000 in loans since the approval of the lending facility. Does it make sense for a company like BHR—one that is consistently taking losses—to keep pouring money into a lost cause?

•Equity-based compensation: Over the last three years, the board has approved a staggering $29 million in equity-based compensation for Monty Bennett and his team. While the stock has continued to underperform, Bennett and his executives have lined their pockets with shareholder money.

•Incentive fees: The board approved an incentive fee structure that rewards Ashford for outperforming the industry, without accounting for the massive losses BHR has already suffered. This means that even while shareholders lose value, Monty Bennett and his management team continue to get paid for generating returns that barely keep the company afloat.

What makes this worse is that the very people responsible for these terrible decisions have remained in place, year after year. Stefani Carter and her fellow independent directors have failed to provide the oversight and accountability that shareholders deserve. Instead, they’ve allowed Monty Bennett to run this company like his own personal empire, with little concern for the long-term health of BHR or the well-being of its shareholders. The way that this REIT and management agreement have been constructed has put us in the spotlight, and while I’m not certain that BHR is breaking the law, it clearly operates in a grey area that could potentially put us at risk. No other REIT operates in this manner, and one could argue that Monty Bennett has full control of BHR, AHT, and Ashford. It wouldn’t be far-fetched for a judge to examine this arrangement and even consider it as tax fraud.

BHR has incredible potential, but it won’t be realized until we remove the current leadership and put in place a team that is focused on creating real, sustainable value for shareholders—not just enriching insiders.

Sincerely,

Alejandro Malbran

Managing Director,

Brancous LP1

amalbran@brancous.com